METALLA REPORTS AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED
DECEMBER 31, 2021 AND PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
March 25, 2022

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the year ended December 31, 2021. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended December 31, 2021. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the year ended December 31, 2021. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended December 31, 2021, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended December 31, 2021, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, President, and CEO of Metalla, commented, "2021 represented another major step in the continued growth of Metalla, adding seven high-quality development royalties all being advanced by top operators on proven geological trends.  The 1.35% royalty on the Côté-Gosselin project and the 5% royalty on the Castle Mountain project show signs of becoming cornerstone parts of the Metalla portfolio, and the other five royalties acquired by Metalla in 2021 provide an enhanced diverse growth profile of production that is just getting started."

FINANCIAL HIGHLIGHTS

During the year ended December 31, 2021, and the subsequent period up to the date of this news release, the Company:

  Closed seven new royalty acquisitions to bring the total held to 70 precious metal assets, and amended an existing royalty through the following notable transactions:
  an existing 1.35% Net Smelter Returns ("NSR") royalty on a small portion of the Côté deposit in the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté Gold Project) (together referred to as "Cote-Gosselin") owned by IAMGOLD Corporation ("IAMGOLD") and Sumitomo Metal Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash;
  an existing 5.0% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million to be paid in cash within 20 months from the closing date bearing interest at 4.0% per annum;
  an existing 0.75% Gross Value Return ("GVR") royalty on Eldorado Gold Corp.'s 2 Moz Au Tocantinzinho project ("TZ") located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash.(2) Subsequent to the acquisition, Eldorado sold its interest in TZ to G Mining Ventures Corp. ("G Mining") for $115 million;
  an existing 1.0%-2.0% NSR royalty on OZ Minerals ("OZ") 1.7Moz Au CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project;(3)
  an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s ("Agnico") Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's ("Kirkland Lake Gold") North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash;(4)
  an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project, from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash. The 2.5% NSR royalty, which is capped at $4.5 million, will be in addition to Metalla's uncapped 1.0% NSR royalty to increase its total royalty exposure to 3.5% on the La Fortuna project;
  an existing 0.5% NSR royalty on Barrick Gold Corp.'s ("Barrick") Del Carmen project, which is part of the 9 Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;(1) and amended an existing 1.0% NSR on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor.
  on May 14, 2021, announced the termination of its original at-the-market program (the "2020 ATM Program"). From January 1, 2021 to May 14, 2021, the Company distributed 1,526,600 common shares under the 2020 ATM Program at an average price of $9.45 per share for gross proceeds of $14.4 million.  From inception in September 2020 to termination in May 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million, with aggregate commissions paid and other share issue costs of $0.9 million, resulting in aggregate net proceeds of $16.5 million;
  on May 14, 2021, announced the establishment of a new at-the-market program (the "2021 ATM Program") with a syndicate of agents. Under the 2021 ATM Program the Company may distribute up to $35.0 million (or the equivalent in Canadian dollars) in common shares of the Company. From inception to December 31, 2021, the Company distributed 1,622,165 common shares under the 2021 ATM Program at an average price of $8.47 per share for gross proceeds of $13.7 million, with aggregate commissions paid or payable and other share issue costs of $0.7 million, resulting in aggregate net proceeds of $13.0 million.  For the three months ended December 31, 2021, the Company distributed 269,037 common shares under the 2021 ATM Program at an average price of $7.31 per share for gross proceeds of $2.0 million, with aggregate commissions paid or payable and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $1.8 million. As of the date of this news release, the Company has distributed a total of 1,970,608 common shares under the 2021 ATM program for gross proceeds of $16.1 million;
  for the year ended December 31, 2021, received or accrued payments on 2,915 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,718 and an average cash cost of $7 per attributable GEO (see non-IFRS Financial Measures);
  for the year ended December 31, 2021, generated operating cash margin of $1,711 per attributable GEO, from the Wharf, Joaquin and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);
  for the year ended December 31, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.0 million, net loss of $10.4 million, and adjusted EBITDA of negative $1.4 million (see non-IFRS Financial Measures);
  for the year ended December 31, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.2 million (see non-IFRS Financial Measures); and
  converted C$5.0 million outstanding on the Beedie Capital amended loan facility (the "Beedie Loan Facility") at C$9.90 per share for a total of 505,050 common shares and completed a draw down for an additional C$5.0 million from the Beedie Loan Facility with a conversion price of C$14.30 per share, and drew down an additional C$3.0 million from the Beedie Loan Facility with a conversion price of C$11.16, with such conversion prices representing a 20% premium above the 30-day volume-weighted average price of the Company's common shares on the trading day prior of the applicable draw down date in accordance with the terms of the Beedie Loan Facility. As at the date of this News Release, the Company has a total of C$8.0 million outstanding under the Beedie Loan Facility bearing interest at a rate of 8% per annum with a remaining C$12.0 million available on standby under the Beedie Loan Facility.

ASSET UPDATES

Wharf Royalty

On February 16, 2022, Coeur Mining Inc. ("Coeur") reported in a news release that Wharf's updated Proven and Probable Reserves totaled 852 Koz at 0.73 g/t. Total Measured and Indicated Resources were reported at 412 Koz at 0.63g/t, with an Inferred Resource estimate of 90 Koz at 0.75 g/t. In addition, Coeur reported in their Q4 2021 financial statements, an updated mine life of 8 years for Wharf.

In fiscal 2021, Wharf produced 91,136 ounces of gold at 0.84 g/t, in line with the production guidance of 85-95 Koz for 2021. Fiscal 2022 guidance is expected to be 70-80 Koz, primarily driven by lower expected gold grades due to mine sequencing.

Additionally, on February 16, 2022, Coeur reported in a news release on the continued exploration success at Wharf where a total of 6,625 meters of drilling was completed in the Portland Ridge - Boston claim group, Flossie and Juno areas. Coeur spent $4 million in exploration at the mine in 2021, its largest since acquiring the asset in 2015. The Company plans to keep one reverse circulation drill rig during the first quarter of 2022 focused on infill drilling the Portland Ridge and Flossie areas.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On March 14, 2022, Karora Resources Inc. ("Karora") reported production of 112,814 ounces of gold from its Higginsville Gold Operations ("Higginsville") and Beta Hunt mines, in line with 2021 production guidance of 105-115 Koz. On February 7, 2022, Karora announced guidance for fiscal 2022 of 110-134 K oz.

Metalla holds a 27.5% Price Participation Royalty ("PPR") royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at December 31, 2021, 14.1 Koz of gold had been delivered.

New Luika Silver Stream

On January 24, 2022, Shanta Gold Limited ("Shanta") reported that it produced 55,280 ounces of gold at its NLGM in Tanzania in 2021. On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the five-year plan to total 368 Koz from both open pit and underground mine sources from the mining license. Shanta outlined that the resources presently sitting outside of the mine plan amounts to 552 Koz at 2.37 g/t at NLGM. Shanta has forecast production to be between 68-76 Koz in fiscal 2022.

On February 1, 2022, Shanta reported that as at December 31, 2021, the Probable Reserves at NLGM stood at 404 Koz at 3.05 g/t gold, the Measured Resources were 105 Koz at 4.94 g/t gold, the Indicated Resources were 707 Koz at 2.63 g/t gold, and the Inferred Resources were 296 Koz at 1.73 g/t gold.

Metalla holds a 15% interest in Silverback Ltd., whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On January 20, 2022, Sandfire Resources Limited reported that a ground magnetic survey was completed at the Endeavor mine and will assist in the targeting of Elura type deposits at depth.

Metalla has the right to buy 100% of the silver production up to 20 Moz (~12.6 Moz remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00/oz of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00/oz.

Côté-Gosselin

On February 23, 2022, IAMGOLD reported that construction had reached 43.4% completion at the Côté Gold Project and remains on track for commercial production in H2 2023. On December 2, 2021, IAMGOLD announced the release of a NI 43-101 technical report on the Côté Gold Project which estimated an initial Indicated Resource estimate of 3.35 Moz at 0.84 g/t gold and an Inferred Resource estimate of 1.71 Moz at 0.73 g/t gold at the Gosselin zone. The Gosselin deposit has only been drilled to approximately half the depth of the Côté deposit and remains open at depth and along strike where a number of drill holes ended in mineralization (see Figure 1). Gosselin has an industry leading discovery cost per gold ounce of less than $2.

IAMGOLD has planned additional technical studies which will include a metallurgical testing program and mining and infrastructure studies to optimize the inclusion of the Gosselin deposit into the future Côté life-of-mine plans. Per IAMGOLD, additional drilling will target areas where drill spacing is too wide to classify mineral resources and the overlap area between the Gosselin and the Côté deposits which may provide an opportunity for optimization of a combined pit shell. In addition, IAMGOLD will commence work on defining environmental baseline data and permitting requirements for different development scenarios and initiate discussions with First Nations and Métis partners.

Figure 1: Longitudinal Section of block model for Côté Deposit and Gosselin Zone (Source: IAMGOLD news release dated October 18, 2021)

On January 27, 2022, IAMGOLD released assay results that extended the Gosselin Zone outside of the recent mineral resource estimate. Significant highlights include 0.78 g/t gold over 355.5 meters, 2.05 g/t gold over 256 meters, 0.55 g/t gold over 357.5 meters and 0.7 g/t gold over 173 meters.

Metalla holds a 1.35% NSR royalty covers less than 10% of the Côté reserves and resources estimate and covers all of the Gosselin resource estimate.

Castle Mountain

Castle Mountain is slated to become one of Equinox Gold's largest assets. Metalla's 5.0% NSR royalty covers the South Domes portion of the deposit which will be part of the Phase 2 expansion slated to begin in 2026.

On February 24, 2022, Equinox announced they expect to spend $7 million for Phase 2 permitting, optimization studies and metallurgical test work and nearly $2 million for exploration. Equinox expects to submit the Phase 2 permit applications in Q1 2022.

On March 22, 2021, Equinox announced the release of an updated NI 43-101 technical report on the Castle Mountain Project. As per the report the South Domes portion of Castle Mountain has total Mineral Reserves of 1.24 Moz at a diluted grade of 0.53 g/t gold. Equinox also stated that potential exists to ultimately connect the JSLA and South Dome pits.

Figure 2: Plan map showing Resources and Reserves by pits (Source: Technical Report on the Castle Mountain Project Feasibility Study, issued March 17, 2021)

Metalla holds a 5.0% NSR Royalty on the South Domes area of the Castle Mountain mine.

Wasamac

On December 1, 2021, Yamana Gold Inc. ("Yamana") announced that initial drill results at Wasamac defined an entirely new shear zone which demonstrates a reinforced vision for a 200 Koz plus per year operation with a mine life of at least 15 years. Exploration drilling at the newly discovered South Wildcat zone returned 7.31 g/t gold over 3.37 meters. Yamana has decided to advance a bulk sample permitting process to allow construction of a ramp which could expedite the start of production ahead of the stated 2026 start date. In addition, work is ongoing to understand the metallurgy of the project where preliminary testing indicated that average gold recovery could increase by 3% compared to the feasibility study. Yamana expects to complete the Environmental impact assessment by the second quarter of 2022.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Fosterville

On February 23, 2022, Agnico reported that they expect to spend $34.6 million for 121,400 metres of drilling and development to replace mineral reserve depletion and to add mineral resources at Fosterville. Another $19.7 million will be spent on underground and surface exploration with the aim to discover additional high-grade mineralization, with $2.9 million to be spent on regional exploration drilling on the land package surrounding the Fosterville mine.

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license and other areas in the land package.

Tocantinzinho

On February 9, 2022, G Mining announced that it had completed an updated feasibility study for the TZ gold project located in Para State, Brazil. The study confirmed a robust 10.5-year mine life producing 1.8 Moz of gold in total resulting in an average annual gold production profile of 174,700 ounces at an all-in sustaining cost of $681/oz.

Economics were favourable, at a $1,600/oz gold price the study demonstrated an after-tax NPV5% of $622 million and generated an after-tax IRR of 24%. Also of note, G Mining increased the reserves at TZ by 12% to 2.0 Moz and saw an increase in the capital cost at the project of only 7% since the last study was conducted. Project optimization and detailed engineering is expected to occur from Q4 2021 through to Q4 2022. G Mining also expects to complete two drilling campaigns totaling 10,000 meters beginning in Q4 2021 through to Q1 2022, these include a grade control drilling program to de-risk early years of production and an exploration drilling program to test for potential extensions of the known mineralization at depth and below the current pit.

G Mining is a precious metals development company with a leadership team which has built four mines in South America, including the Merian mine for Newmont Corporation and Fruta Del Norte for Lundin Gold.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

El Realito

On February 23, 2022, Agnico reported that road construction was completed in the fourth quarter of 2021. Pre-stripping activities at El Realito pit were underway and were expected to be completed in the third quarter of 2022. The production guidance from the La India mine which hosts the El Realito pit were positively revised to 82.5 Koz gold in 2022, 70 Koz gold in 2023 and 22.5 Koz gold in 2024. The increase in the production guidance was due to pit optimization and increase in mineral reserves at the El Realito deposit.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Santa Gertrudis

On February 23, 2022, Agnico announced an updated Resource estimate at Santa Gertrudis where the Indicated Resources totaled 99 Koz gold at 0.64 g/t and 739 Koz at 4.79 g/t silver, and Inferred Resources totaled 1,679 Koz at 1.69 g/t gold and 5,924 Koz at 5.96 g/t silver.

Exploration drilling in the fourth quarter at the high-grade Amelia deposit resulted in the improved understanding of structural controls leading to the 120-meter extension of the high-grade ore shoots at the deposit beyond the 2021 mineral resources. At the Centauro deposit, a 100-meter step out from a hole that returned 5.8 g/t gold over 15 meters encountered high grade sulphide mineralization outlining the potential to make additional high-grade discoveries at the property similar to Amelia.

During 2022, Agnico expects to spend $19 million at Santa Gertrudis with the goal to expand mineral resources, to test high grade structure extensions at the Amelia deposit and explore new targets, infill open pit deposits to declare reserves and internal studies and metallurgical test work.

Agnico expects Santa Gertrudis to have an annual production of 100 - 125 Koz of gold.

Metalla holds a 2.0% NSR royalty on Santa Gertrudis subject to Agnico's right to buy back 1.0% for $7.5 million.

Amalgamated Kirkland Property

On February 23, 2022, Agnico reported that the Amalgamated Kirkland deposit could provide incremental ore feed to the Macassa mill with annual production of 40 Koz as soon as 2024. In 2022, Agnico plans to spend $8.6 million on a 1.3 Km exploration ramp from the Macassa near surface zones, designed to carry out infill drilling and a bulk sample of the higher-grade regions of the Amalgamated Kirkland deposit. The Amalgamated Kirkland deposit hosts an indicated resource estimate of 265 Koz gold at 6.51 g/t gold and an inferred resource of 406 Koz at 5.32 g/t gold. The deposit remains open at depth and extends laterally.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Akasaba West

On October 27, 2021, Agnico announced they plan to revisit the Akasaba West project with the intention to integrate it into the Goldex production profile. An internal technical evaluation is being updated to reflect current financial parameters and to optimize the production rate.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to an exemption on the first 210 Koz of gold of production. Agnico holds the right to buy back 1.0% of the royalty for C$7.0 million at any time.

Del Carmen

On February 16, 2022, Barrick reported that drilling at Del Carmen is expected to resume in the first quarter of 2022. Two holes drilled at Carmen Norte, confirmed the presence of porphyry style mineralization and a decision on further work will be made when results are received.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Beaufor Mine

In press releases dated November 1, 2021, January 20, 2022, and February 10, 2022, Monarch provided exploration updates at the Beaufor Mine and Beacon Mill, scheduled to begin mining in 2022. Significant highlights from drilling include 56.91 g/t gold over 0.7 meters, 21.6 g/t gold over 1.8 meters, 99.7 g/t gold over 0.6 meters, 52.19 g/t gold over 2.1 meters, 44.9 g/t gold over 1.4 meters, and 16.97 g/t gold over 3.6 meters. Underground development and rehabilitation are currently ongoing at Beaufor.

Metalla holds a 1.0% NSR royalty on the Beaufor mine.

CentroGold

On October 20, 2021, OZ Minerals announced that the relocation plan required for progressing the court injunction removal has been completed and can be submitted to the National Institute of Colonization and Agrarian Reform (INCRA). On February 21, 2022, OZ announced that the relocation plan had been submitted to INCRA.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Green Springs

On March 2, 2022, Contact Gold Corp. ("Contact") announced its 2022 exploration plans for the Green Springs project which is anticipated to start in March 2022.  The first phase of the 2022 program includes a plan for up to 3,000 meters designed to expand the footprint of the Tango, X-Ray and B-C gap gold discoveries, which were all made in 2021. Contact anticipates a second phase of drilling later in the year after results from the first phase are received and integrated into the next phase plan.

Metalla holds a 2.0% NSR Royalty on Green Springs.

Fortuity 89

On October 28, 2021, Newcrest Mining Ltd. ("Newcrest") and Discovery Harbour Resources provided an update on exploration plans at the Fortuity 89 project in Nevada. Newcrest plans to drill a minimum of eight drill holes and 3,400 meters beginning in January 2022 to test a series of low sulphidation epithermal gold target.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Tower Stock

White Metal Resources Corp. released several drill results on the Tower Stock Gold project in Ontario through several 2021 press releases dated October 21, September 23, and August 24, 2021. Significant drill results from the project include 3.68 g/t gold over 10.5 meters and 1.7 g/t gold over 82.5 meters.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Del Carmen on www.sedar.com.

(2) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Tocantinzinho filed on www.sedar.com and the  Eldorado Gold Annual Information Form Dated March 30, 2020.

(3) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the ASX JORC Code Technical Reports for CentroGold and on file at www.asx.com.au and the Oz Minerals 2020 Annual Report.

(4) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Amalgamated Kirkland on www.sedar.com.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the year ended December 31, 2021 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “does not expect”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements and information include, but are not limited to, the successful completion of certain milestones in respect to the CentroGold project; the satisfaction of future payment obligations and contingent commitments by Metalla, including the payment of the remaining $5.0 million purchase price for the Castle Mountain royalty and the additional contingent payments of up to $11.0 million for the CentroGold royalty; the future sales of common shares under the 2021 ATM Program and the value of the gross  proceeds to be raised thereunder;  the future availability of funds pursuant to the Beedie Loan Facility and the 2021 ATM Program; the future conversion of funds drawn down by Metalla under the Beedie Loan Facility; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or  forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the estimated production at Wharf, Higginsville, Beta Hunt, NLGM and La India; the new mine plan at NLGM and the expected average annual production thereunder; the resumption of drilling at Del Carmen in the first quarter of 2022; the expansion of mineral resources at Santa Gertrudis and Agnico’s plan to test high grade structure extensions at the Amelia deposit and explore new targets; the expected $19.0 million in capital expenditures by Agnico at Santa Gertrudis and the potential expansion of mineral resources thereon; the completion of pre-stripping activities at El Realito and the expected timing thereof;  the future start of mining operations at the Beaufor Mine and Beacon Mill and the expected timing thereof; the progression of the court injunction removal at the CentroGold property; the update of the internal technical evaluation at the Akasaba West project; the potential for the Castle Mountain mine to become one of Equinox Gold’s largest assets; Equinox Gold’s expectation to submit Phase 2 permit application for Castle Mountain; future opportunities for Equinox Gold to move South Domes earlier in the mine plan at Castle Mountain; Equinox Gold’s expectation to submit Phase 2 permit applications for Castle Mountain in Q1 2022; the completion of two drilling campaigns  at Tocantinzinho and the anticipated timing thereof; the future production at the Amalgamated Kirkland deposit and the anticipated timing thereof; the completion of the environmental impact assessment by Yamana and the anticipated timing thereof;  the completion of project optimization and detailed engineering at Tocantinzinho and the anticipated timing thereof; the achievement of production at the Côté Gold Project and the anticipated timing thereof; the release of an initial resource estimate for the Gosselin zone and the anticipated timing thereof; the Côté-Gosselin project becoming one of Canada’s largest producing mines; the future restart of operations at the Beaufor Mine and Beacon Hill and the anticipated timing thereof; the 2022 exploration plans at Green Springs, including the plan to expand the footprint of the Tango, X-Ray and B-C gap gold discoveries; the amount and timing of the attributable GEOs expected by the Company in 2022; the potential for Metalla to be a leading gold and silver company for the next commodities cycle; Metalla’s future plans and objectives; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla’s stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.